Windswept Environmental Group, Inc.
895 Waverly Avenue
Holtsville, New York 11742

August 12, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Windswept Environmental Group, Inc. Registration Statement on Form S-1 File No. 333-150130 Request for Acceleration of Effectiveness

Dear Ms. Hardy:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Windswept Environmental Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s referenced Registration Statement (the “Registration Statement”) on Form S-1 to Tuesday, August 12, 2008, at 5:00 p.m., or as soon as practicable thereafter. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate telephone notice of effectiveness of the Registration Statement to the Company’s counsel, Gary T. Moomjian, Esq. or Kevin W. Waite, Esq. at (516) 937-5900.

Very truly yours, WINDSWEPT ENVIRONMENTAL GROUP, INC.

By: /s/ Arthur Wasserspring
Name: Arthur Wasserspring
Title: Chief Financial Officer